SI

17008374

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Messersmith (212)867-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown,	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Messersmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwood Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JO DREHER
Notary Public, State of New York
No. 01DR6338502
Qualified in Queens County
Commission Expires March 14, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

WESTWOOD CAPITAL, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-7

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Westwood Capital, LLC

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2017

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	122,661
Investment in securities		20,136
Due from Parent		28,926
Due from related party		706,949
Accounts receivable		25,000
Property and equipment, net		18,116
Other assets		21,440
	$	943,228
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	39,373
Member's equity		903,855
	$	943,228

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Westwood Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 9, 1995 and will continue to exist until May 19, 2025. The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent"). The Company engages in investment banking activities, specializing in the private placement of equity and debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients. As of December 31, 2016, accounts receivable was $25,000 which was from one client.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on a straight-line basis as follows:

Asset	**Useful Life**
Furniture and fixtures	7 years
Computers and equipment	3 years
Leasehold improvement	10 years

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Revenues

Fees from investment banking, financial and advisory services include retainer fees and success fees. Nonrefundable retainer and advisory fees are recorded on a monthly basis pursuant to the terms of the engagement and, subject to the terms of the engagement, are offset against success fees. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached, depending on the terms of the engagement. Reimbursement of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client related expenses.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for federal and state income taxes in the accompanying financial statements as each member of the Parent is responsible for reporting its share of income or loss, as reported for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2016, the Company did not incur UBT.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

2. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets (at fair value)				
Investment in securities				
Common stock	$ 20,136	$ -	$ -	$ 20,136

3. Property and equipment

Details of property and equipment at December 31, 2016 are as follows

Furniture and fixtures	$ 119,783
Computers and equipment	203,614
Leasehold improvements	127,235
	450,632
Less accumulated depreciation and amortization	(432,516)
	$ 18,116

Depreciation and amortization expense for the year ended December 31, 2016 was approximately $8,000.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $100,000, which was approximately $95,000 in excess of its minimum requirement of $5,000.

5. Concentrations of credit risk

In the normal course of business, the Company provides credit to its clients in the form of deferring collection of certain receivables. These clients are not concentrated in any particular industry or specific geography. The Company evaluates the collectability of its receivables from its clients on a quarterly basis and writes off those balances that management deems to be uncollectible.

5. Concentrations of credit risk (continued)

The Company maintains its cash accounts primarily with a bank located in New York. The total cash balances are temporarily insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000 per bank. The Company has cash balances on deposit at December 31, 2016 above the minimum FDIC coverage.

For the year ended December 31, 2016, one customer accounted for 100% of the accounts receivable and two customers accounted for 99% of revenue.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Contingencies

In the normal course of business, the Company has been named as a defendant in a matter. On December 15, 2014, the Company was listed as a respondent in a matter. As the proceedings were stayed for a period of over a year pending a certain motion order, the matter remains in its early stages with no discovery. The case has not yet materially progressed past the initial filing of the claim, response and selection of arbitrators, and therefore management believes there is no certainty as to the probability or amount of any material adverse effect on the financial condition or results of operations or cash flows of the Company, and accordingly, no liability has been accrued at December 31, 2016.

8. Related party transactions

The Company has a month-to-month sublease agreement with its Parent for office facilities. The monthly rent in 2016 was approximately $6,400 per month. Rent expense for the year ended December 31, 2016 was approximately $75,000. Future rent commitments for the next 5 years are approximately $79,000 for 2017, $81,000 for 2018, $83,000 for 2019, $86,000 for 2020 and $88,000 for 2021.

The Company has a service agreement with a related party, an entity whose management mirrors the Company's principal managers, to provide business advisory services to institutional clients of the affiliate included but not limited to (i) the development, structuring, advisory and/or administrative services of certain private equity funds and, (ii) provide additional personnel for litigation support engagements and other domestic and international advisory services. For the year ended December 31, 2016, there were no revenues associated with this agreement.

The Company has a service agreement with a related party which states that the Company will be reimbursed for salaries paid to certain individuals on behalf of the related party. For the year ended December 31, 2016, approximately $253,000 was paid on behalf of the related party. At December 31, 2016, approximately $707,000 was due from the related party for reimbursable expenses. At December 31, 2016, approximately $29,000 was due from Parent for expenses paid on their behalf.

9. Retirement plan

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible employees. The Company made no matching contributions in 2016.